Mail Stop 4561

December 31, 2007

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

      Re: **Tricell, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed April 18, 2006
               Form 10-Q for the quarter ended September 30, 2006
               File No. 000-50036

Dear Mr. Pursell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief